October 29, 2010

Scott R. Plummer 5228 Ameriprise Financial Center Minneapolis, MN 55474 (612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re: RiverSource Income Series, Inc. (the “Registrant”); File No. 811-00499

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of the Columbia Income Builder Fund III series and the Columbia Income Builder Fund II series of the Registrant into the Columbia Income Builder Fund (formerly, the RiverSource Income Builder Basic Income Fund) series of the Registrant (the “Reorganizations”).

We note that the proxy statement/prospectus and related statement of additional information will also be filed in a separate registration statement on Form N-14 by RiverSource Series Trust (File No. 811-21852), because the board of directors of the Registrant has approved the redomiciling of Columbia Income Builder Fund into a newly created series of RiverSource Series Trust that has also been named Columbia Income Builder Fund (the “Redomiciling”). The Redomiciling is subject to approval by shareholders of Columbia Income Builder Fund. If the Redomiciling is approved by shareholders of Columbia Income Builder Fund, it is expected that the Redomiciling will occur prior to the Reorganizations, in which case the surviving fund in the Reorganizations will be the newly created series of RiverSource Series Trust. If the Redomiciling has not been completed prior to the closing of the Reorganizations, the surviving fund in the Reorganizations will be the existing series of RiverSource Income Series, Inc.

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer

Scott R. Plummer

Vice President, General Counsel and Secretary

RiverSource Income Series, Inc.